UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

1.                  Intelligent Content Enterprises Inc., News Release issued on April 3, 2017 as filed on Sedar on April 4, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

April 4, 2017	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

ITEM 1

DoubleTap Daily Inc. Signs Contract With Sports Illustrated’s Newest Face Myla Dalbesio &
Original Video Content Creator Interesting S-word

TORONTO, ON / ACCESSWIRE / April 3, 2017 / INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB: ICEIF, CSE: ISP) ("ICE" or the "Company") is pleased to announce that its wholly owned subsidiary, DoubleTap Daily Inc. (“DoubleTap”), has signed a new weekly columnist, Myla Dalbesio, as well as signed an original video content provider, Interesting S-word, on a limited engagement to www.DoubleTap.co which is its own, in-house developed, technology based digital media platform.

www.DoubleTap.co is expressly not incorporated by reference into this press release.

In addition to being a contributing columnist for Elle Magazine, Myla Dalbesio is the trending campaign star of both renowned fashion brand Calvin Klein and the iconic Sports Illustrated. Myla is one of the fastest growing Instagram stars in the industry, expected to soon exceed 100,000 followers as millennials especially appreciate her vision. Myla’s extensive writing reflects her deeply seated passion for female empowermentand body diversity. Myla has incredible creative diversity and artistic skills with the unique, in our opinion, versatility of being one of the industry’s leading lingerie models as well as one of the industry’s leading voices for feminism – a true woman of the renaissance. Myla identifies as a “multi-disciplinary visual artist” and has produced numerous performance art shows of her own as well as curated, You Can Call Me Baby an award winning all female art show, “aimed to reclaim symbols traditionally used to undermine women”. Myla has published 2 books, Born Rich and Studies of Ecstasy. She recently launched, Our Stories Ourselves, which serves as a “non-partisan space for women to share their experiences”.

Ritwik Uban, President of DoubleTap stated, “Myla’s life and work embodies the influence of art and literature as a contemporary woman in today’s society. We are pleased that Myla has selected www.DoubleTap.co as a forum to express her vision to others. We expect that as her perspective continues to resonate with millennials today our collective audience will grow accordingly.”

Interesting S-Word, is a leading video content creator, having association in the past with notable digital media companies such as Upworthy. With a following of over 165,000 fans on Facebook, Interesting S-Word is led by a notable industry expert whose skills in content creation and distribution has resulted in numerous successful acquisitions of his brands over the years.

Mr. Uban, further stated, “Interesting S-Word is just like it sounds, interesting things that we post on www.DoubleTap.co that just take a moment to follow and will elicit a response – like a smile or laugh or tweak an interest, provide an explanation, or inspire one to look further. In any event, it will be a unique feature to www.DoubleTap.co and we are pleased to offer it to our growing audience.”

With the successful launch of the www.DoubleTap.co website, our positive user reception indicates that our DoubleTap brand is trending. Our management contends that continued partnerships with key influencers like Myla Dalbesio and unique content acquisitions like Interesting S-Word, sets www.DoubleTap apart from others and serves DoubleTap’s focussed strategy to drive revenues with quality partners and recognized brands through our technologies and services that are currently delivering Content, Social & Digital Media, to create exceptional eCommerce and Advertising opportunities.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. is an emergent Media and Internet company that focuses on the experience of the website user. ICE’s strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

For further information, please contact:

Intelligent Content Enterprises Inc. Attention Ritwik Uban

Investor Relations: investorrelations@icecoe.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.